**ENERPLUS CORPORATION**
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200  F. 403-298-2211
www.enerplus.com

# NEWS RELEASE

**July 13, 2016**

## Enerplus Announces Conference Call for Second Quarter 2016 Results

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) will be releasing operating and financial results for the quarter ended June 30, 2016 prior to market open on Friday, August 5, 2016. A conference call will be hosted by Mr. Ian C. Dundas at 9:00 AM MT (11:00 AM EST) to discuss these results. Details of the conference call are as follows:

**Q2 2016 Results Live Conference Call**

Date:        Friday, August 5, 2016
Time:        9:00 AM MT (11:00 AM EST)
Dial-In:     647-427-7450
             1-888-231-8191 (toll free)
Audiocast:   http://event.on24.com/r.htm?e=1220760&s=1&k=27AA414C14D5775C55176FD27A428CCD

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:     416-849-0833
             1-855-859-2056 (toll free)
Passcode:    45475268

Electronic copies of our 2015 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.


Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation